Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. We have calculated the ratio of earnings to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges include interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness and estimates of interest within rental expenses. You should read these ratios in connection with our consolidated financial statements incorporated by reference in the prospectus.

	Years Ended January 31,
($ in 000's)	2017	2016	2015	2014	2013

Loss before income taxes	$(61,106)	$(54,013)	$(143,097)	$(6,729)	$(19,875)
Fixed charges	3,298	1,327	743	615	614
Total earnings	$(57,808)	$(52,686)	$(142,354)	$(6,114)	$(19,261)

Interest cost, net of interest income	$2,968	$984	$459	$433	$487
Amortization of debt costs	257	298	264	164	104
Estimated interest within rent expense	73	45	20	18	23
Total fixed charges	$3,298	$1,327	$743	$615	$614

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1) Due to the losses in the years ended December 31, 2017, 2016, 2015, 2014 and 2013, the ratio coverage was less than 1:1. Additional earnings of $61.1 million, $54.0 million, $143.1 million, $6.7 million and $19.9 million, respectively, would have been required to achieve ratios of 1:1.